Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Spartacus Acquisition Shelf Corp. on Amendment No. 2 to Form S-4 (File No. 333-257441) of our report dated March 23, 2021, except for the effects of the restatement discussed in Notes 2, 3 and 9, as to which the date is May 12, 2021, with respect to our audit of the financial statements of Spartacus Acquisition Corporation as of December 31, 2020 and for the period from August 10, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

August 25, 2021